
Edit your business profile
NOT ACCEPTING INVESTMENT

This business is not accepting investment through Mainvest.

You can invest in local, brick & mortar businesses with as little as $100.

View Investment Opportunities
 Watch this investment opportunity Share

Craft BeerDinnerLunch
Nexus Brewery

Brewery Restaurant

4730 Pan American Fwy NE
Albuquerque, NM 87109
Get directions
Opening hours unavailable
View Website
Connect with us
This is a preview of your investment opportunity. Continue your application
INVESTMENT OPPORTUNITY
Nexus Brewery is seeking investment to renovate and expand it's Nexus Blue Smokehouse location in ABQ.
Expanding LocationRenovating LocationGenerating Revenue
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $100,000 invested.
Profile
Pitch
Data
Discussion
Play
00:00
-08:13
Mute
Settings
Enter fullscreen
Play
Business Overview

"The Nexus Brewery is the brainchild of Ken Carson, a former banker who once served as the state's banking commissioner. A hobbyist home brewer, Carson decided to take it to the next level after fifteen years of perfecting his home beer brew. He chose the name Nexus because it reflects his desire to create a sense of community–and as a tribute to Star Trek The Next Generation where in "the Nexus," circumstances are whatever you want them to be. Read more

This is a preview. It will become public when you start accepting investment.

"The Nexus Brewery is the brainchild of Ken Carson, a former banker who once served as the state's banking commissioner. A hobbyist home brewer, Carson decided to take it to the next level after fifteen years of perfecting his home beer brew. He chose the name Nexus because it reflects his desire to create a sense of community–and as a tribute to Star Trek The Next Generation where in "the Nexus," circumstances are whatever you want them to be. For Duke City diners lamenting the absence of non-chain Cajun food and something better than the Colonel's fried chicken, the circumstances are exactly as we want them at Nexus where both are offered along with what Carson terms "New Mexican soul food."

New Mexican soul food is a combination of Southern and Cajun entrees honoring both the Carson family's Southern roots and their adopted home's New Mexican favorites. Nexus may have the only menu in which red chile nachos share space on the appetizer menu with fried pickles and fried okra. Signature dishes include both home-style open faced enchiladas and Southern fried chicken and waffles. Everything is made fresh in the brewery's kitchen. The Southern fried chicken, in fact, takes 25 minutes to prepare because it's made to order so it arrives at your table steaming hot." (NMgastronome.com)

In 2019, Ken opened his second Nexus concept called Nexus Blue Smokehouse. Just as Nexus Brewery brought the best New Mexican Soul food to you, Nexus Blue Smokehouse is bringing the very best New Mexican BBQ featuring our red chili BBQ sauce and an awesome Pit Master Crew.

Ken and Nexus are inviting investors to participate in funding and expanding the smokehouse location. There is an opportunity to expand and renovate further into the vacant space attached to the location, which will allow for more seating. This will not only increase revenues during COVID-19, as the location can seat more patrons with comfortable distancing, but will be a valuable improvement as the business continues to grow.

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$100,000

TARGET

$200,000

MAXIMUM

This investment round closes on November 4, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Expansion and Renovation at Nexus Blue Smokehouse $94,000
Mainvest Compensation $6,000
Total $100,000
Summary of Terms
Legal Business Name Nexus Brewery, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1.2%-2.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2029
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Financial Forecasts
Financial Condition
Historical milestones

Nexus Brewery has been operating since January, 2010 and has since achieved the following milestones:

Opened location in Albuquerque, New Mexico

Achieved total revenue of $2,440,431 in 2018. 61.74% of which was attributed to Total Food & Bev Sales, and 38.26% of which was attributed to Bar/Brewery Sales.

Achieved total revenue of $2,955,873 in 2019. 66.64% of which was attributed to Total Food & Bev Sales, and 33.36% of which was attributed to Bar/Brewery Sales.

Had Cost of Goods Sold (COGS) of $648,916, which represented gross profit margin of 73.4% in 2018. COGS were then $843,157 the following year, which implied gross profit margin of 71.4%.

Additionally, the company has low cash levels compared to liabilities, indicating low levels of liquidity.

Historical financial performance is not necessarily predictive of future performance.

Additionally, the company Nexus Blue, LLC, which is an indirectly related entity and under common ownership, has approximately $750,000 of debt (primarily real estate loans), of which the majority is collateralized by the building that Nexus Brewery LLC leases.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Nexus Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Nexus Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Nexus Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Nexus Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Nexus Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Nexus Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Nexus Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Nexus Brewery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Nexus Brewery will carry some insurance, Nexus Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Nexus Brewery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Nexus Brewery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Nexus Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Nexus Brewery or management), which is responsible for monitoring Nexus Brewery's compliance with the law. Nexus Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Nexus Brewery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Nexus Brewery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Nexus Brewery, and the revenue of Nexus Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Nexus Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Nexus Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Blog

Press

Petitions

FAQ

Referral Program

Partners

Support Center

Educational Materials

About Us

Contact Us

Terms of Service

Privacy Policy